UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30517 / May 14, 2013

In the Matter of:	:
	:
LINCOLN NATIONAL LIFE COMPANY, ET AL.	:
	:
1300 South Clinton Street	:
Fort Wayne, Indiana 46802	:
	:
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK, ET AL.	:
	:
100 Madison Street, Suite 1860	:
Syracuse, New York 13202	:
	:
(812-14063)	:

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY
ACT OF 1940 GRANTING APPROVAL OF SUBSTITUTIONS AND AN ORDER
PURSUANT TO SECTIONS 17(b) OF THE ACT GRANTING EXEMPTION FROM
THE PROVISIONS OF SECTION 17(a).

Lincoln National Life Insurance Company, Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account L, Lincoln Life Variable Annuity Account N, Lincoln Life Variable Annuity Account Q, Lincoln Life & Annuity Company of New York, Lincoln Life & Annuity Variable Annuity Account L, Lincoln New York Account N for Variable Annuities (collectively, the "Section 26 Applicants") and Lincoln Variable Insurance Products Trust ("Trust") (together with the Section 26 Applicants, the "Section 17 Applicants"), filed an application on July 25, 2012, and amended and restated applications were filed on November 14, 2012, March 5, 2013, and April 16, 2013. The Section 26 Applicants sought an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("1940 Act" or "Act") approving the substitution of certain shares of the Trust for shares of other registered investment companies unaffiliated with the Section 26 Applicants. The Section 17 Applicants sought an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitutions.

A notice of the filing of the application was issued on April 18, 2013 (Investment Company Act Release No. IC-30468). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the 1940 Act, that the proposed substitutions for Lincoln National Life Insurance Company, et al. (812–14063), are approved.

IT IS FURTHER ORDERED, pursuant to section 17(b) of the 1940 Act, that the requested exemption from section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary